                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934
      For the fiscal year ended December 31, 2003

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
      For the transition period from ___________ to _____________

Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 001

              MERCK & CO., INC. EMPLOYEE SAVINGS AND SECURITY PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

EMPLOYER IDENTIFICATION NUMBER: 22-1109110
PLAN NUMBER: 001
INDEX

                                                                                PAGE
Report of Independent Registered Public Accounting Firm                           1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                                   2

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2003                                3

Notes to Financial Statements                                                   4 - 9

Supplemental Schedule*:

   H - Line 4i - Schedule of Assets (Held at End of Year)                        10

Signature                                                                        11

Exhibit Index                                                                    12

Exhibit 23 - Consent of Independent Registered Public Accounting Firm            13

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Merck & Co., Inc. Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Savings and Security Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Florham Park, NJ
June 24, 2004

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  DECEMBER 31,
                                            2003               2002
ASSETS
  Investment in the Master Trust       $2,790,859,015     $2,479,000,771
  Participant loans at cost                37,210,636         36,825,429
                                       --------------     --------------

    Total investments                   2,828,069,651      2,515,826,200
                                       --------------     --------------

RECEIVABLES
  Employer contribution                     6,123,601          5,797,892
  Participant contributions                14,218,280         13,422,754
                                       --------------     --------------

    Total receivables                      20,341,881         19,220,646
                                       --------------     --------------

Net assets available for benefits      $2,848,411,532     $2,535,046,846
                                       ==============     ==============

   The accompanying notes are an integral part of these financial statements.

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO
 Investment gain from the Master Trust
   Net appreciation in fair value of investments         $  151,614,012
   Interest and dividends                                    53,084,212
                                                         --------------

     Net investment gain                                    204,698,224

 Contributions to the Plan
   By participants                                          197,671,856
   By employer                                               79,313,044
                                                         --------------

     Total contributions                                    276,984,900

 Transfers in                                                 3,688,032
                                                         --------------

     Total additions                                        485,371,156
                                                         --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
 Benefits paid to participants                             (171,086,525)
 Transfers out                                                 (919,945)
                                                         --------------

     Total deductions                                      (172,006,470)
                                                         --------------

     Net increase                                           313,364,686

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                        2,535,046,846
                                                         --------------

 End of year                                             $2,848,411,532
                                                         ==============

   The accompanying notes are an integral part of these financial statements.

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

      The following description of the Merck & Co., Inc. Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the "Company" or "Merck") as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company and of certain wholly-owned subsidiaries as defined by the Plan document who were not covered by a collective bargaining agreement are eligible to enroll in the Plan on the first day of the month following their date of hire.

      The Plan is administered by a management committee appointed by the Chief Executive Officer of the Company.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      MASTER TRUST

      The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Stock Purchase & Savings Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participants' account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

      The assets of the Medco Health 401(k) Savings Plan were transferred out of the Master Trust on January 1, 2003.

      CONTRIBUTIONS

      Participants may contribute from 2% up to 25% of their base pay. Employees earning less than $90,000 are allowed to contribute a maximum of 25% of base pay. Employees earning $90,000 or more are limited to maximum contributions of 15% of base pay. However, pre-tax contributions shall not exceed the 2003 IRS limit of $12,000. In addition, the Company matches 75% of employee contributions up to 6% of base pay per pay period. Company matching contributions are invested according to the following age parameters:

      Under age 50 -- 50% of Company matching contributions are invested in the Merck Common Stock Fund (non-participant directed) and 50% are invested in the funds to which the participant is currently contributing (participant directed).

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

      Age 50 and above -- Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Health Common Stock Fund. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits catch-up contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan could contribute an additional $2,000 for 2003.

      Participants direct the investment of their contributions into any mutual fund investment option available under the Plan as well as Merck Common Stock (participant directed). During 2003, the Plan offered 18 mutual funds, the Medco Health Common Stock Fund and the Merck Common Stock Fund.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. The allocation is based on participants' account balances, as defined in the Plan document.

      VESTING

      Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

      PARTICIPANT LOANS

      Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance and defaulted loan amounts.

      PAYMENT OF BENEFITS

      In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Valuation of investments of the Plan represents the Plan's allocable portion of the Master Trust. Quoted market prices are used to value investments. Participant loans are valued at their outstanding balances, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

      CONTRIBUTIONS

      Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      EXPENSES

      The Plan's administrative expenses are paid by the Company.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    NON-PARTICIPANT-DIRECTED INVESTMENTS

      The non-participant-directed portion of the Company match is invested in the Merck Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to the Merck Common Stock Fund is as follows:

                                                                 DECEMBER 31,
                                                           2003                2002
Net assets
 Investment in the Master Trust                       $1,027,118,658      $1,275,213,183
                                                      ==============      ==============

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                                        2003
Additions to net assets
 Investment loss from the Master Trust
   Net depreciation in fair value of investments    $(167,128,607)
   Interest and dividends                             (33,849,414)
                                                    -------------

   Total investment loss                             (200,978,021)

 Contributions
   By participants                                  $  45,473,899
   By employer                                         46,277,718
                                                    -------------

   Total contributions                                 91,751,617

 Transfers in                                          75,463,650
 Participant loan repayments                            6,702,847
                                                    -------------

   Total additions                                    (27,059,907)
                                                    -------------

Deductions from net assets
 Benefits paid                                        (60,401,003)
 Transfers out                                       (153,946,456)
 Participant loan issuance                             (6,687,159)
                                                    -------------

   Total deductions                                  (221,034,618)
                                                    -------------

    Net decrease                                    $(248,094,525)
                                                    =============

4.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2003, the total market value of investments in the mutual funds managed by Fidelity was $778,033,663.

      Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2003, the market value of investments in the Merck Common Stock Fund was $1,020,026,618.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

6.    TAX STATUS

      The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the IRC. Therefore, no provision for income taxes has been made.

7.    OTHER MATTERS

      Transfers in during 2003 consist of transfers of $2,097,045 between the Plan and the Merck & Co., Inc. Employee Stock Purchase and Savings Plan for employees who changed their status during the year, $1,548,727 for employees who transferred in from the Medco Health 401(k)
      Savings Plan during the year, and $42,260 for employees who transferred in from the Merck Puerto Rico Employee Savings and Security Plan.

      Transfers out consist of transfers of $358,993 for employees who transferred out to the Merck & Co., Inc. Employee Stock Purchase and Savings Plan and $560,952 for employees who transferred out to the Medco Health 401(k) Savings Plan.

      As a result of the Medco Health Solutions' spin-off in 2003, the Plan's participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Health Common Stock Fund for each unit of the Merck Common Stock Fund. The Medco Health Common Stock Fund will expire two years from the distribution date. Participants have the option to transfer investments out of the Medco Health Common Stock Fund at any time prior to the expiration date. However, neither future contributions nor existing balances in other investment options can be invested in the Fund. Any remaining balances in this Fund will be transferred automatically to a money market or similar investment fund.

8.    MASTER TRUST

      The Plan had an approximate 90% and 79% interest in the Master Trust at December 31, 2003 and December 31, 2002, respectively. The net assets of the Master Trust are as follows:

                                              DECEMBER 31,
                                        2003               2002
Mutual Funds                       $1,783,503,317     $1,472,422,521
Medco Health Common Stock              96,729,732                  -
Merck Common Stock                  1,197,321,319      1,651,008,624
Accrued interest and dividends          9,629,922         10,375,281
                                   --------------     --------------

                                   $3,087,184,290     $3,133,806,426
                                   ==============     ==============

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Total investment income of the Master Trust for the year ended December 31, 2003 is as follows:

Investment income, net
   Interest and dividends                             $   60,628,357
   Net appreciation in mutual funds                      308,154,136
   Net appreciation in Medco Health Common Stock          30,830,524
   Net depreciation in Merck Common Stock               (197,127,500)
                                                      --------------
    Total investment income                              202,485,517
                                                      --------------

MERCK & CO., INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

                                                                      SCHEDULE H
LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)               EIN: 22-1109110
DECEMBER 31, 2003                                                  PLAN NO.: 001

                                              (c) DESCRIPTION OF INVESTMENT INCLUDING
     (b) IDENTITY OF ISSUE, BORROWER,     MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR                  (e) CURRENT
(a)       LESSOR OR SIMILAR PARTY                       OR MATURITY VALUE                      (d) COST        VALUE
*    Participant Loans                    Interest rates ranging from 5% to 12.5% and with
                                          maturities through 2033                                 -         $ 37,210,636
                                                                                                            ------------

                                           Total                                                            $ 37,210,636
                                                                                                            ============

*     Denotes a party-in-interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Savings and Security Plan by the undersigned hereunto duly authorized.

                            Merck & Co., Inc. Employee Savings and Security Plan

                            By: /s/Caroline Dorsa
                                ------------------------------------------------
                                Caroline Dorsa
                                Vice President and Treasurer

June 24, 2004

                                  EXHIBIT INDEX

Exhibit
 Number    Document                                                      Page
-------    --------                                                      ----
23         Consent of Independent Registered Public Accounting Firm       13